NEUBERGER BERMAN EQUITY FUNDS
                                 INVESTOR CLASS
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE B

            Compensation pursuant to Paragraph 3 of the Neuberger Berman Equity Funds Investor Class Administration Agreement shall be:

      (1) For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of the Trust Class of each Series;

      (2) For the services provided to the Trust Class of a Series and its shareholders (including amounts paid to third parties), 0.20% per annum of the average daily net assets of the Trust Class of said Series; plus in each case

      (3) certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust's Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses.








DATED:  December 16, 2000